As filed with the Securities and Exchange Commission on May 5, 1997

                                                     Registration No. 333-09567
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 -------------

                        POST-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-8

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                 -------------

                   INTERSTATE NATIONAL DEALER SERVICES, INC.
            (Exact name of registrant as specified in its charter)

          Delaware                                    11-3078398
(State or other jurisdiction of                    (I.R.S. employer
incorporation or organization)                    identification no.)

     The Omni, Suite 700
333 Earle Ovington Boulevard
   Mitchel Field, New York                               11553
(Address of principal executive offices)              (Zip code)

                   Interstate National Dealer Services, Inc.
                  Amended and Restated 1993 Stock Option Plan
                           (Full title of the Plan)
                                 -------------

                                Chester J. Luby
                   Interstate National Dealer Services, Inc.
                              The Omni, Suite 700
                         333 Earle Ovington Boulevard
                        Mitchel Field, New York  11553
                                (516) 228-8600
(Name, address and telephone number, including area code, of agent for service)
                                 -------------

                                  Copies to:

                          Kenneth L. Henderson, Esq.
                Robinson Silverman Pearce Aronsohn & Berman LLP
                          1290 Avenue of the Americas
                           New York, New York  10104

       Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement


===============================================================================

                               EXPLANATORY NOTE


     This Post-Effective Amendment No. 1 contains the form of reoffer prospectus to be used by certain officers, directors and employees of the Registrant with respect to the securities acquired, or that will be acquired, by them pursuant to certain of the Registrant's employee benefit plans.

                                370,834 Shares

                   Interstate National Dealer Services, Inc.

                                 Common Stock

                                 -------------

All of the 370,834 shares of common stock, $.01 par value per share (the "Shares"), of Interstate National Dealer Services, Inc. (the "Company") covered hereby are being registered for the account of certain of the Company's employees and directors (collectively, the "Selling Stockholders") who were awarded options to purchase the Shares pursuant to the Company's Amended and Restated 1993 Stock Option Plan, as amended, and the Company's 1996 Incentive Plan. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

The Shares are quoted on the National Market of The National Association of Securities Dealers' Automated Quotation System ("Nasdaq") under the symbol "ISTN." On April 30, 1997, the last reported sale price of the Shares on Nasdaq was $6.50 per share.

Any sale by a Selling Stockholder, or by pledgees, transferees or other successors-in-interest of a Selling Stockholder, will be made through customary brokerage channels or private sales and may be made on Nasdaq or in the over-the-counter market, or otherwise at prices to be determined at the time of such sales. See "Plan of Distribution."

No underwriter is being used in connection with the registration of the Shares and, accordingly, the Shares are being offered without any underwriting discounts. Normal brokerage commissions, discounts and fees are payable by the Selling Stockholders.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

        THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON
         OR ENDORSED THE MERITS OF THIS OFFERING.  ANY REPRESENTATION
                         TO THE CONTRARY IS UNLAWFUL.

   THE FOLLOWING STATEMENT IS REQUIRED BY FLORIDA LAW: THE  COMPANY AND ITS
     AFFILIATES DO NOT DO BUSINESS WITH THE GOVERNMENT OF CUBA OR WITH ANY
                     PERSON OR AFFILIATE LOCATED IN CUBA.

   THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION BY ANYONE TO ANY PERSON IN ANY STATE, TERRITORY OR POSSESSION OF THE UNITED STATES IN
    WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED BY THE LAWS THEREOF, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                                  May 5, 1997

                            ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a Web site containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address for such Web site is http://www.sec.gov.

     The Shares are quoted on Nasdaq and reports, proxy statements and other information concerning the Company may also be inspected at Nasdaq.

     The Company has filed with the Commission a Post-Effective Amendment No. 1 to its Registration Statement on Form S-8 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby.
This Prospectus, which constitutes a part of the Registration statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document which is filed as an exhibit to the Registration Statement are not necessarily complete, and each statement is qualified in its entirety by reference to the full text of such contract or document. For further information with respect to the Company and the Warrant Shares offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof, which may be inspected and copied at the public reference facilities of the Commission referred to above.

     The Company furnishes stockholders with annual reports containing audited financial statements. The Company also furnishes its common stockholders with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.


                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

     1. The Company's Annual Report on Form 10-KSB for the year ended October 31, 1996.

     2. The Company's Proxy Statement for its Annual Meeting of Stockholders on April 16, 1997.

     3. The Company's Quarterly Report on Form 10-QSB for the quarter ended January 31, 1997.

     4. The Company's Current Report on Form 8-K dated December 23, 1996 and filed with the Commission on December 23, 1996.

     5. The description of the Common Stock contained in the Company's registration statement under Section 12 of the Exchange Act and all amendments and reports filed for the purpose of updating that description.

     6. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since October 31, 1996.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such reports and documents.

     Any statement contained herein or in a document which is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented or delivered herewith. These documents are available upon written or oral request from the Company, without charge, to each person to whom a copy of this Prospectus has been delivered, including a copy of its most recent Annual Report to Stockholders, other than exhibits to those documents. Requests should be directed to Interstate National Dealer Services, Inc., Attention:
Chief Financial Officer, 333 Earle Ovington Boulevard, Mitchel Field, New York 11553 (telephone (516) 228-8600).

                                  THE COMPANY

     The Company designs, markets and administers service contacts and warranties for new and used motor vehicles and recreational vehicles and, to a lesser extent, watercraft, motorcycles and other vehicles. A vehicle service contract is an agreement between either the dealer or the administrator and the vehicle purchaser under which the dealer or the administrator agrees to replace or repair for a specific term designated vehicle parts in the event of a mechanical breakdown. Vehicle service contracts supplement, or are in lieu of, manufacturers' warranties and provide a variety of extended coverage options (typically ranging from three months to seven years and/or 3,000 miles to 150,000 miles) generally offered for sale by dealers to vehicle purchasers in a manner similar to other options. In some instances, service contracts are sold directly to the vehicle owners by the Company or others.

     The Company offers a variety of vehicle service contract and warranty programs through its nationwide sales force of approximately 100 independent sales agents consisting of both companies and individuals (the "Agents"). The Company enters into a non-exclusive agreement with each dealer, under which the Company obtains insurance coverage to cover such dealer's liability for claims under its vehicle service contracts and assists such dealer, and purchasers, with the making, processing and adjustment of claims. The Company also administers service contracts and claims for other service contract marketers ("Private Labels").

     In April 1995, the Company formed an affiliated insurance company, National Service Contract Insurance Company Risk Retention Group, Inc. ("NSC"). Prior to March 1996, substantially all of the insurance policies arranged by the Company as administrator to its dealers had been underwritten by The Travelers Indemnity Company ("Travelers") and National Warranty Insurance, Risk Retention Group ("National Warranty"). Commencing March 1996, the insurance policies arranged by the Company have been underwritten by Travelers and NSC.

     Each dealer pays a net rate for each service contract or warranty sold by such dealer. This payment includes (i) an administrative fee for the Company from which the Company pays any commission due the Agent, (ii) insurance premiums and fees for the insurance underwriter, and (iii) a claims reserve to be placed in an interest-bearing loss reserve account maintained for the benefit of the contract purchaser. The net rate for service contracts ranges from $75 to over $3,000 per contract with a typical average net rate per contract of $360 for a new car, $400 for a used car and $500 for a new or used recreational vehicle. Each dealer is free to determine the price at which it will sell the service contract to the purchaser. The amount a dealer charges for the service contract in excess of the net rate is additional income to such dealer. The administrative fee for the Company ranges from $30 to $212 (prior to the payment to the Agent of any commission which generally ranges form $10 to $100) per contract, which fee varies based on the type of service contract sold by a dealer.

     The various vehicle service contract programs offered by the Company are designed to provide dealers with an additional source of revenue and to increase dealers' ability to sell vehicles. For example, certain of the Company's programs provide that dealers and other participants (such as Agents) who reach certain sales volumes receive additional revenues if, and to the extent, claims paid on their service contracts are less than the claims reserves maintained for such contracts. Under certain circumstances, the Company may also be entitled to unconsumed claims reserves, including reserves attributable to dealers who have not achieved specified sales volumes of service contracts.

     The Company's business has historically focused on extended warranties for new automobiles and, to a lesser extent, used cars. In the past two fiscal years, however, the mix of the Company's business has changed such that a higher percentage of sales are from warranties for used cars. In addition, the Company has expanded into other markets, such as recreational vehicles and watercraft, and has realized an increasing portion of revenues from its recreational vehicle programs.

     The Company markets its services and products, using its network of independent Agents, primarily to dealers and, to a lesser extent, leasing companies, finance companies and other service contract marketers. The Company promotes is services and products to the Agents and, to some extent, to dealers primarily through the participation of the Company at trade shows and advertising in trade publications. The Company has also obtained Agents and dealers through recommendations and referrals from existing Agents and dealers and others, some of which receive a commission from the Company upon the sale of its services and products. To assure a high level of competence and awareness of its current administrative services and products, the Company provides initial and on-going training for its Agents and dealers.

     The dealers participating in the Company's programs sell motor vehicles and recreational vehicles manufactured by all of the major manufacturers whose products are sold in North America. Most of the Company's dealers sell products from more than one manufacturer. Accordingly, the Company does not focus its sales and marketing efforts on any one vehicle manufacturer or on any small group of manufacturers.

     To improve its market penetration in these markets, as well as in the new and used motor vehicle and recreational vehicle industries, the Company (a) formed NSC to underwrite insurance policies arranged for by the Company and (b) has increased its promotional and advertising efforts through additional participation in trade shows, increased advertising in trade publications and the recruitment of new Agents.

     The Company enters into an independent agent agreement with each of its Agents which is terminable at any time by the Company or the Agent upon 30 days' written notice or by the Company immediately for cause. The agreement provides that, among other things, the Agents solicit dealers, on a non-exclusive basis, for the Company within designated territories which may include one or more states or portions thereof. Most Agents are compensated on a flat rate commission basis. Agents may sell products and services of other companies, including competitors of the Company and have no obligation to sell the products and services offered by the Company. As of October 31, 1996, the Company had approximately 100 "active" Agents (that is, Agents who within the prior 12 months have sold the Company's products and services).

     In order to sell service contracts to vehicle owners who had not purchased a service contract through their dealers at the time of the vehicle purchase, the Company also makes sales through its own and a third party's direct marketing facility. To facilitate such sales, the Company offers a service contract financing program. Under the Company's financing program, a purchaser of a service contract is given the option to pay for such contract on a monthly basis over a period of time, without interest. The Company believes its exposure from these financed contracts is minimal because the service contract is terminated if the purchaser fails to make monthly payments to the Company.

     The Company was incorporated in Delaware in 1991 and commenced operations in November 1991 with the purchase of certain assets and the assumption of certain liabilities of INDS Group, Inc., a California corporation which commenced operations in 1981 under the name Interstate National Dealer Services Group, Inc.

     The principal executive offices of the Company are located at 333 Earle Ovington Boulevard, Mitchel Field, New York and its telephone number is (516) 228-8600.

                                USE OF PROCEEDS

    The Shares offered hereby are being registered for the account of the Selling Stockholders and, accordingly, the Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.


                             SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of Shares by the Selling Stockholders as of May 2, 1997, and the number of Shares being offered by this Prospectus. Each Selling Stockholder will receive all of the net proceeds from the sale of his respective Shares offered hereby.

                             Beneficial Ownership
                             ____________________

                                        Percentage of
                                         Outstanding      Number of Shares
Name of Selling Stockholder   Number    Common Shares     Being Registered
___________________________   _______  ______________     ________________

Chester J. Luby(1). . . . . .680,800        19.0%              110,000
Cindy H. Luby(2). . . . . . .186,394         5.2%              105,834
Lawrence J. Altman(3) . . . . 67,500         2.0%               65,500
Zvi D. Sprung(4). . . . . . . 19,500         *                  19,500
Robert E. Schulman(5) . . . . 99,534         *                  15,000
William Brown(5). . . . . . . 18,000         *                  15,000
Donald Kirsch(5). . . . . . . 15,000         *                  15,000
Joan S. Luby. . . . . . . . .492,500        14.5%               25,000

                             _______        ______             _______

     Total                 1,579,228        40.7%              370,834
                           =========        ====               =======

_____________________
*   Less than 0.1%.
(1) Chairman Chief Executive Officer and Director.
(2) President, Chief Operating Officer and Director.
(3) Senior Vice President.
(4) Chief Financial Officer, Treasurer and Secretary.
(5) Director.

                             PLAN OF DISTRIBUTION

     Any sale by a Selling Stockholder, or by pledgees, transferees or other successors-in-interest of a Selling Stockholder, will be made through customary brokerage channels or private sales and may be made on Nasdaq or in the over-the-counter market, or otherwise at prices to be determined at the time of such sales. The Company will not receive any proceeds from the sale by the Selling Stockholders of the Shares offered hereby. The Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders, or by pledgees, transferees or other successors-in-interest of the Selling Stockholders. Alternatively, any of the Selling Stockholders may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agent or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any such underwriters, dealers or agents who participate in the distribution of the Shares may be deemed to be underwriters, and any profits on the sale of the Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At any time a particular offer of the Shares is made, if required, a supplement to this Prospectus will be distributed that will set forth the aggregate amount of the Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Shares.

     The Shares may be sold from time to time in one or more transactions, including block transactions, at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and underwriters or dealers. From time to time the Selling Stockholders may engage in short sales against the box, puts and call and other transactions in securities of the Company and derivatives thereof, and may sell and deliver the Shares in connection therewith. Further, except as set forth herein, the Selling Stockholders are not restricted as to the number of Shares which may be sold at any one time, and it is possible that a significant number of Shares could be sold at the same time, which may have a depressive effect on the market price of the Shares.

     The Selling Stockholders may also pledge Shares as collateral for margin accounts, and such Shares could be resold pursuant to the terms of such accounts.

     There can be no assurance that the Selling Stockholders will sell any or all of the Shares offered by them hereunder.

     The Company will pay substantially all of the expenses incident to the registration, offering and sale of the Shares to the public other than (i) discounts, commissions, fees and expenses of underwriters, dealers or agents and (ii) other fees and expenses of the Selling Stockholders. The Company also has agreed to indemnify the Selling Stockholders and any underwriter they may utilize against certain liabilities, including liabilities under the Securities Act.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.


                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the Warrant Shares offered hereby will be passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104.


                                    EXPERTS

     The consolidated financial statements of the Company incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and have been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

===============================================================================



     No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Shares in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.


                                ______________




                           SUMMARY TABLE OF CONTENTS

                                                                           Page

Additional Information. . . . . . . . . . . . . . . . . . . . . . . . . .   2

Documents Incorporated by Reference . . . . . . . . . . . . . . . . . . .   2

The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

Selling Stockholders. . . . . . . . . . . . . . . . . . . . . . . . . . .   6

Plan of Distribution. . . . . . . . . . . . . . . . . . . . . . . . . . .   7

Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

                                 -------------


===============================================================================

===============================================================================








                                370,834 Shares






                   Interstate National Dealer Services, Inc.



                                 Common Stock



                                 -------------


                                  PROSPECTUS


                                 -------------










                                  May 5, 1997






===============================================================================

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mitchel Field, State of New York, on May 5, 1997.

                                INTERSTATE NATIONAL DEALER SERVICES, INC.

                                By:  /s/ Chester J. Luby
                                     ________________________________________
                                     Chester J. Luby, Chief Executive Officer




    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


       Name                              Title                          Date
       ____                              _____                          ____


  /s/ Chester J. Luby          Chairman, Chief Executive           May 5, 1997
________________________       Officer and Director
 (Chester J. Luby)             (Principal Executive Officer)


  /s/ Cindy H. Luby            President, Chief Operating          May 5, 1997
________________________       Officer and Director
 (Cindy H. Luby)               (Principal Financial Officer)


  /s/ Zvi D. Sprung            Chief Financial Officer             May 5, 1997
________________________       (Principal Accounting Officer)
 (Zvi D. Sprung)


  /s/ Robert E. Schulman       Director                            May 5, 1997
________________________
 (Robert E. Schulman)


  /s/ William Brown            Director                            May 5, 1997
________________________
 (William Brown)


  /s/ Donald Kirsch            Director                            May 5, 1997
________________________
 (Donald Kirsch)

                                 EXHIBIT INDEX



Exhibit
Number                     Description of Document


  4.1       Amended and Restated Certificate of Incorporation of the Company*
  4.2       Form of Common Stock Certificate.*
  4.3       Amended and Restated Bylaws of the Company.*
  4.4 Interstate National Dealer Services, Inc. Amended and Restated 1993 Stock Option Plan, as amended.**
  5.1       Opinion of Robinson Silverman Pearce Aronsohn
            & Berman LLP regarding legality.**
 23.1       Consent of Arthur Andersen LLP.
 23.2       Consent of Robinson Silverman Pearce Aronsohn
            & Berman LLP (included in Exhibit 5.1).
 24.1       Power of Attorney (included on signature page
            of this Registration Statement).**
______________
* Previously filed as an exhibit to the Registration Statement on Form SB-2, File No. 33-74222-NY.
**  Previously filed.